THE RAM FUNDS





December 12, 2008
                                                                 FILED VIA EDGAR
                                                                 ---------------


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re: The RAM Funds (the "Trust")
          File Nos. 811-22162 and 333-148517

Ladies and Gentlemen:

      On November 24, 2008, Ms. Patricia P. Williams of the staff of the Securities and Exchange Commission (the "Commission") provided us with comments on the Trust's registration statement on Form N-1A for two new series, the RAM Small/Mid Cap Value Fund and the RAM Small Cap Value Fund (each a "Fund" or collectively the "Funds"). The following are the comments provided and the Trust's response to each:

                                   PROSPECTUS
                                   ----------

Page 3.  Risk/Return Summary: RAM Small/Mid Cap Value Fund (the "SMID Fund")
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1. Disclosure in the third  paragraph of page 3 of the Prospectus  defines small and mid cap companies as companies with market capitalizations between $100 million and $8 billion at the time of purchase. Please justify supplementally that the high end of the capitalization range should not be lower than $8 billion or reduce the capitalization range within the definition.

RESPONSE: The primary benchmark of the SMID Fund is the Russell 2500 Value Index, which is defined by Russell Investments as an index that "measures the performance of the small to mid-cap value segment of the U.S. equity universe." The market capitalization of the largest company in the Russell 2500 Value Index was $6.6 billion as of October 31, 2008. Prior to the recent downturn in the equity markets, the largest company in the Index has consistently had a market capitalization of closer to $10 billion. As a result, the SMID Fund's investment adviser believes it is appropriate to define companies with market capitalizations of up to as high as $8 billion as mid capitalization.



                         Ultimus Fund Distributors, LLC
                          225 Pictoria Drive Suite 450
                              Cincinnati, OH 45246

Page 3. Risk/Return Summary: Both Funds
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2. Given that the investment objective of each Fund is to seek to maximize total return, define "total return" and clarify how the Funds' principal investment strategies are intended to produce the components of total return.

RESPONSE: In order to better clarify its goal, each Fund's investment objective has been changed to "Each Fund seeks to achieve long-term capital appreciation; current income is a secondary consideration."

Page 4. Risk/Return Summary: Both Funds
---------------------------------------

3. Disclosure in the first paragraph of page 4 for the RAM Small/Mid Cap Value Fund and the last paragraph of page 4 for the RAM Small Cap Value Fund states that the Funds may also invest, to a lesser extent, in foreign securities and in money market instruments. If this is not a principal investment strategy, this language should be moved to another section. If this is a principal investment strategy, add risk disclosure for these types of investments in the principal investment strategy section.

RESPONSE: This disclosure has been moved to the "Other Investment Strategies and Risks" section of the prospectus.

Page 5. Risk/Return Summary: Both Funds
---------------------------------------

4. Disclosure in the second paragraph of page 5 for each Fund describes the risks of investing in small and medium capitalization companies. This disclosure should be revised in order to describe the risks of small cap companies and the risks of medium cap companies separately.

RESPONSE: The second paragraph under "What are the Principal Risks of Investing in the Funds" on page 5 has been revised as follows:

MID CAP COMPANY RISK
Investing in mid cap companies involves greater risk than is customarily associated with larger, more established companies. Mid cap companies frequently have less management depth and experience, narrower market penetrations, less diverse product lines, less competitive strengths and fewer resources than larger companies. Due to these and other factors, stocks of mid cap companies may be more susceptible to market downturns and other events, and their prices may be more volatile than larger capitalization companies. In addition, in many instances, the securities of mid cap companies typically are traded only over-the-counter or on a regional securities exchange, and the frequency and volume of their trading is substantially less than is typical of larger companies. Therefore, the securities of mid cap companies may be subject to greater price fluctuations. Mid cap companies also may not be widely followed by investors, which can lower the demand for their stock.

SMALL CAP COMPANY RISK
The risks described above with respect to investing in mid cap companies are more pronounced for securities of companies with smaller market capitalizations. Investing in small cap companies involves greater risk than is customarily associated with mid cap or larger, more established companies. Small cap companies may have a shorter period of operations and may not be able to raise additional capital as effectively as medium and larger sized companies. Small cap companies frequently have less management depth and experience, narrower market penetrations, less diverse product lines, less competitive strengths and fewer resources than mid cap or larger companies. Due to these and other factors, stocks of small cap companies may be more susceptible to market downturns and other events, and their prices may be more volatile. In addition, in many instances, the securities of small cap companies typically are traded only over-the-counter or on a regional securities exchange, and the frequency and volume of their trading is substantially less than is typical of larger companies. Therefore, the securities of small cap companies may be subject to greater price fluctuations. Small cap companies also may not be widely followed by investors, which can lower the demand for their stock.

Page 18.  Frequent Trading Policies: Both Funds
--------  -------------------------------------

9. Disclosure in the first paragraph of this section states that a Fund uses a subjective approach that permits it to reject any purchase orders that it believes may be indicative of market timing or disruptive trading. Please revise the disclosure to clarify whether this policy will be applied uniformly among all shareholders in accordance with Item 6(e) (4) (iii) of the Form N-1A Instructions.

RESPONSE:

The first paragraph of the "Frequent Trading Policies" section has been revised as follows:

The Board of Trustees has adopted policies and procedures in an effort to detect and prevent market timing in the Funds. The Funds, through their service providers, monitor shareholder trading activity to ensure it complies with the Funds' policies. The Funds prepare reports illustrating purchase and redemption activity to detect market timing activity. When monitoring shareholder purchases and redemptions, a Fund does not apply a quantitative definition to frequent trading. Instead the Fund uses a subjective approach that permits it to reject any purchase or exchange orders that it believes may be indicative of market timing or disruptive trading. The right to reject a purchase order applies to any purchase order, including a purchase order placed by financial intermediaries. The Funds may also modify any terms or conditions of purchase of Fund shares or withdraw all or any part of the offering made by the Prospectus. The Funds' policies and procedures to prevent market timing are applied uniformly to all shareholders. These actions, in the Board's opinion, should help reduce the risk of abusive trading in the Funds.





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

       *               *              *               *               *

      We acknowledge that:

o the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Thank  you  for  your  comments.   Please   contact  the   undersigned  at
513-587-3418 if you have any questions.


Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary







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